UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No.  __)

CAMBRIDGE HEART, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

131910101
(CUSIP Number)

December 23, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

CUSIP No. 131910101

1	Names of Reporting Persons. Osiris Investment Partners, L.P. Osiris Partners, LLC Paul S. Stuka I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Osiris Investment Partners, L.P. - Delaware Osiris Partners, LLC - Delaware Paul S. Stuka - United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Osiris Investment Partners, L.P. - 0 shares Osiris Partners, LLC - 0 shares Paul S. Stuka - 0 shares
6 Shared Voting Power Osiris Investment Partners, L.P. - 5,926,830 shares Osiris Partners, LLC - 5,926,830 shares Paul S. Stuka - 5,926,830 shares Refer to Item 4 below.
7 Sole Dispositive Power Osiris Investment Partners, L.P. - 0 shares Osiris Partners, LLC - 0 shares Paul S. Stuka - 0 shares
8 Shared Dispositive Power Osiris Investment Partners, L.P. - 5,926,830 shares Osiris Partners, LLC - 5,926,830 shares Paul S. Stuka - 5,926,830 shares Refer to Item 4 below.
9

Aggregate Amount Beneficially Owned by Each Reporting Person

    Osiris Investment Partners, L.P. - 5,926,830 shares
    Osiris Partners, LLC - 5,926,830 shares
    Paul S. Stuka - 5,926,830 shares
    Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) Osiris Investment Partners, L.P. - 8.4% Osiris Partners, LLC - 8.4% Paul S. Stuka - 8.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Osiris Investment Partners, L.P. - PN (Limited Partnership) Osiris Partners, LLC - OO (Limited Liability Company) Paul S. Stuka - IN (Individual)

CUSIP NO. 131910101

Item 1.

(a)	Name of Issuer
Cambridge Heart, Inc.
(b)	Address of Issuer’s Principal Executive Offices
100 Ames Pond Drive, Tewksbury, MA 01876

Item 2.

(a)	Name of Person Filing
Osiris Investment Partners, L.P. Osiris Partners, LLC Paul S. Stuka
(b)	Address of Principal Business Office or, if none, Residence
Osiris Investment Partners, L.P. Osiris Partners, LLC Paul S. Stuka c/o Osiris Partners, LLC One Liberty Square 5th Floor Boston, Massachusetts 02109
(c)	Citizenship
Osiris Investment Partners, L.P. - Delaware Osiris Partners, LLC - Delaware Paul S. Stuka - United States
(d)	Title of Class of Securities
Common Stock, par value $.001 per share (the “Common Stock”)
(e)	CUSIP Number
131910101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **
Osiris Investment Partners, L.P. - 5,926,830 shares Osiris Partners, LLC - 5,926,830 shares Paul S. Stuka - 5,926,830 shares
(b)	Percent of Class**
Osiris Investment Partners, L.P. - 8.4% Osiris Partners, LLC - 8.4% Paul S. Stuka - 8.4%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote **
Osiris Investment Partners, L.P. - 0 shares Osiris Partners, LLC - 0 shares Paul S. Stuka - 0 shares
(ii) shared power to vote or to direct the vote**
Osiris Investment Partners, L.P. - 5,926,830 shares Osiris Partners, LLC - 5,926,830 shares Paul S. Stuka - 5,926,830 shares
(iii) Sole power to dispose or to direct the disposition of**
Osiris Investment Partners, L.P. - 0 shares Osiris Partners, LLC - 0 shares Paul S. Stuka - 0 shares
(iv) shared power to dispose or to direct the disposition of**
Osiris Investment Partners, L.P. - 5,926,830 shares Osiris Partners, LLC - 5,926,830 shares Paul S. Stuka - 5,926,830 shares

** Shares reported herein for Osiris Investment Partners, L.P. (the “LP”) represent shares of Common Stock issuable upon the exercise of convertible shares and warrants beneficially owned by the LP.  Shares reported herein for Osiris Partners, LLC (“LLC”) represent the above-referenced shares beneficially owned by CSC LP, for which CS GP LLC serves as general partner.  Shares reported herein for Central Square Management LLC (“CSM LLC”) represent the above-referenced shares of Common Stock issuable upon the exercise of convertible shares and warrants beneficially owned by the LP, for which the LLC serves as general partner.  Shares reported herein for Mr. Stuka represent the above-referenced shares of Common Stock issuable upon the exercise of convertible shares and warrants beneficially owned by the LP.  Mr. Stuka serves as the managing member of the LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 131910101

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          January 4, 2010

OSIRIS INVESTMENT PARTNERS, L.P.

By: Osiris Partners, LLC,
       its general partner

By: /s/ Paul S. Stuka
Paul S. Stuka
Managing Member

OSIRIS PARTNERS, LLC

By: /s/ Paul S. Stuka
Paul S. Stuka
Managing Member

PAUL S. STUKA

/s/ Paul S. Stuka
Paul S. Stuka, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 4, 2010, is by and among Osiris Investment Partners, L.P., Osiris Partners, LLC and Paul S. Stuka, an individual (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.001 per share, of Cambridge Heart, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

OSIRIS INVESTMENT PARTNERS, L.P.

By: Osiris Partners, LLC,
       its general partner

By: /s/ Paul S. Stuka
Paul S. Stuka
Managing Member

OSIRIS PARTNERS, LLC

By: /s/ Paul S. Stuka
Paul S. Stuka
Managing Member

PAUL S. STUKA

/s/ Paul S. Stuka
Paul S. Stuka, individually